Exhibit 12

ArvinMeritor, Inc.

Computation of Earnings to Fixed Charges

Six Months Ended March 31, 2005

Earnings Available for Fixed Charges (A):

Pre-tax loss from continuing operations	$(32)

Less:
Equity in earnings of affililiates, net of dividends	(9)
(41)
Add fixed charges included in earnings:
Interest expense	57
Interest element of rentals	6
Total	63

Total earnings available for fixed charges:	$22

Fixed Charges (B):
Fixed charges included in earnings	$63
Capitalized interest	—
Total fixed charges	$63

Ratio of Earnings to Fixed Charges	(C)

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

(C) Due to the company’s pre-tax loss, the ratio of earnings to fixed charges was less than 1:1 for the six months ended March 31, 2005. Additional earnings of $41 million would have been required to make the ratio 1:1.